                                                         R. Randall Wang
                                                         Partner
                                                         Direct: 314-259-2149
                                                         rrwang@bryancave.com


October 26, 2004


VIA FAX (202-942-9648) AND EDGAR


Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
Attn:  Mr. Pradip Bhaumik

Re:      Build-A-Bear Workshop, Inc.
         Registration Statement on Form S-1 (Commission File No. 333-118142)

         (the "Registration Statement"); Amendment No. 7

Dear Mr. Bhaumik:


Earlier today, Build-A-Bear Workshop (the "Company") filed Amendment No. 7 (the "Amendment") to the above-referenced Registration Statement in connection with its proposed initial public offering (the "Offering"). The Amendment primarily related to:

o an increase in the anticipated range of the initial public offering price from $16.00 to $18.00 to $18.00 to $20.00;

o the decision of the chief executive bear to sell 100,000 shares of common stock from her company, Smart Stuff, rather than in her individual capacity and the decision of the chief financial officer to not sell a previously proposed 3,000 shares;

o the agreement of the underwriters to permit the chief executive bear to make a charitable gift of $500,000 shares of common stock free from restrictions in her lock-up agreement;

o an adjustment in share amounts due to rounding of fractional shares upon conversion of preferred stock upon completion of the offering;

o some changes in terminology and reflection of the enactment of previously pending tax legislation.

The Staff has orally requested a written analysis by the Company as to whether these changes would materially change the disclosure contained in the Registration



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Securities and Exchange Commission
October 26, 2004
Page 2

Statement at effectiveness as compared to that contained in the preliminary prospectus, dated October 12, 2004 (the "Preliminary Prospectus"). In response to the Staff's oral request, we have set forth below, on behalf of the Company, the Company's determination that the changes set forth in the Amendment do not materially change the disclosure relating to the Offering at the time the Preliminary Prospectus was circulated. The Company believes that the changes reflected in the form of preliminary prospectus included in the Amendment are not material, due to the following:

o The price range increased, thus resulting in increased proceeds to the Company, which the Company believes is favorable rather than adverse to potential investors. Net proceeds to the Company increased only $2.8 million from $21.5 million to $24.3 million, an increase of only 13%. Likewise, the Company's pro forma cash and cash equivalents, as of July 3, 2004, increased only $2,790,000, from $37,830,000 to $40,620,000, an increase of only 7%. Accordingly, the Company believes the use of proceeds did not materially change. See "Use of Proceeds" on page 19 and "Capitalization" on page 20 of the Amendment.

o Dilution per share to new investors, as of July 3, 2004, increased only $1.86 , or 15% on a pro forma basis and 14% on a pro forma as adjusted basis. See "Dilution" on page 21 of the Amendment.

o While the value of option grants and stock option holdings of executive officers increased, the Company does not believe that such increase is material, as it simply reflects the increase in the assumed offering price. See pages 65-66 in the Amendment.

o As reflected in the Amendment, the chief executive bear no longer plans to sell any shares in the offering in her individual capacity, with her wholly owned company, Smart Stuff, now selling 100,000 shares, and the chief financial bear no longer plans to sell 3,000 shares in the offering. The Company believes that the decision by the chief executive bear to sell shares held by her company, rather than in her individual capacity, to be insignificant and, moreover, the amount involved to be immaterial in relation to her overall holdings. Similarly, the Company believes the decision by the chief financial bear not to sell any shares to be insignificant, particularly in view of the minimal number involved. Additionally, the Company believes the other changes in share amounts, reflecting rounding of fractional shares upon conversion of preferred stock in the offering, is insignificant. See "Principal and Selling Stockholders" on pages 78-79 in the Amendment.

o The Company does not believe the changes in the tax disclosure for non-US holders are material, as they simply reflect some changes in terminology and the enactment of tax legislation that had previously been disclosed as pending.legislation. Accordingly, the Company does not believe these changes are significant. See "Certain Material United States Federal Tax Consequences to Non-U.S. Holders" on pages 87-89 of the Amendment.


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Securities and Exchange Commission
October 26, 2004
Page 3


o The Company believes the exception to the lockup agreement affording the chief executive bear to permit her to contribute $500,000 of shares to a charity, free of the lockup restrictions, is immaterial, as the amount involved is insignificant in relation to her total remaining shareholdings, representing only 26,300 shares based on the assumed $19 offering price. See "Underwriting" on page 93 in the Amendment.

We have been informed that Shearman & Sterling LLP, counsel to the underwriters, concurs with this analysis and with the Company's view that recirculation of an amended Preliminary Prospectus is not required under these circumstances. In addition, we have been informed by Credit Suisse First Boston and Citigroup, on behalf of the several underwriters, that they will undertake the procedures set forth in the letter from them, transmitted separately via EDGAR, to notify investors to whom they expect to confirm sales of shares of Common Stock of the increase in the anticipated offering price range and the other changes related to such increase in price. A letter of Credit Suisse First Boston and Citigroup, on behalf of the several underwriters, will be transmitted separately via EDGAR and will set forth this undertaking and the procedures to be followed by the underwriters.

We appreciate your prompt review of the Amendment and this letter. If you should require any additional information on these matters, or if we can provide you with any other information which will facilitate your continued review of this filing, please do not hesitate to contact the undersigned at 314.259-2149, Jim Erlinger at 314-259-2723 or John Shively at 314-259-2682, or any of us by fax at 314-552-8149.


Very truly yours,



R. Randall Wang

cc:      Tina Klocke
         James H. Erlinger III, Esq.
         John G. Shively, Esq.
         Scott A. Graziano, Esq.